SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 26th MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

On April 26, 2022, at 08:00 p.m., was held the 26th meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Agenda: New analysis by the Committee to address a possible impediment of the election of Mr. Mário Engler Pinto Júnior.

The members of SABESP’s Eligibility and Advisory Committee, under Official Letter CODEC 064/22, of April 25, 2022, and considering the content of the emails (mmartins@sabesp.com.br) dated April 25, 2022 (02:31 p.m.) and April 26, 2022 (10:59 a.m.) (pages 1819/1822 of the digital process SIMA n°015656/2020-91), especially the statement made by the aforementioned person (page 1893 of the aforementioned process), ratify that the appointment process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, Company’s Bylaws, Company’s Nomination Policy, and CODEC Resolution 03/2018.

Said proofs of the appointee will be filed at the Company’s headquarters.

There being no other business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance and signed by all attending members.

FÁBIO AURÉLIO AGUILERA MENDES
CARLA ALMEIDA
PAULA CRISTINA NASSIF ELIAS DE LIMA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 10, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.